Exhibit 4.3

SECOND AMENDMENT

to the

RIGHTS AGREEMENT

between

REDBACK NETWORKS INC.

and

US STOCK TRANSFER CORPORATION

This Second Amendment (the “Amendment”) to the Rights Agreement is made and entered into as of October 2, 2003 between REDBACK NETWORKS INC., a Delaware corporation (the “Company”), and US STOCK TRANSFER CORPORATION, as Rights Agent (the “Rights Agent”).

B A C K G R O U N D

WHEREAS, the Company and the Rights Agent entered into the Rights Agreement dated as of June 12, 2001, and amended on May 21, 2002 (the “Rights Agreement”);

WHEREAS, Section 27 of the Rights Agreement provides that, in certain circumstances, the Company may supplement or amend the Rights Agreement without the approval of any holders of Rights;

WHEREAS, the Board of Directors of the Company has approved a financial restructuring (the “Financial Restructuring”) that contemplates the completion of one of two separate transactions: either (A) an out-of-court “Recapitalization Plan” that consists, in part, of (i) an offer to exchange all of the Company’s outstanding 5% Convertible Subordinated Notes due 2007 (“Notes”) for up to 47,500,000 shares of the Company’s Common Stock (the “Recapitalization Shares”), subject to the satisfaction or waiver of certain conditions, (ii) an amendment and restatement of the Company’s current Amended and Restated Certificate of Incorporation to implement an approximate 73.39:1 reverse stock split of all outstanding shares of Common Stock of the Company (the “Reverse Stock Split”), and (iii) the issuance of two series of warrants (the “Warrants”) to the Company’s existing stockholders, on a pro rata basis, to purchase an aggregate of up to 5,401,662 shares of Common Stock (the “Warrant Shares”); or (B) a “Prepackaged Plan of Reorganization” through which the Financial Restructuring would be accomplished in bankruptcy court.

WHEREAS, upon consummation of the Reverse Stock Split, Section 11(n) of the Rights Agreement would require a proportional adjustment to the number of Rights associated with each share of Common Stock.

WHEREAS, on August 4, 2003, the Board of Directors of the Company resolved to amend the Rights Agreement to, among other things, (i) render the Rights inapplicable to the issuance of the Recapitalization Shares, Warrants and Warrant Shares contemplated by the Financial Restructuring pursuant to the Recapitalization Plan or the issuance of Common Stock, Warrants or Warrant Shares contemplated by the Financial Restructuring pursuant to the Prepackaged Plan of Reorganization and (ii) in connection with the Reverse Stock Split, waive the proportional adjustment to the number of Rights associated with each share of Common Stock under the Rights Agreement;

WHEREAS, the warrant issued by the Company to Nokia Finance International BV (“Nokia”) to purchase up to that number of shares of Common Stock as may be necessary to increase Nokia’s aggregate holdings of the Company’s Common Stock to 31,901,467 shares of Common Stock and certain other contractual rights held by Nokia to acquire shares of Common Stock were terminated prior to the date of this Amendment;

WHEREAS, the Company desires to modify the terms of the Rights Agreement in certain respects as set forth herein, and in connection therewith, is entering into this Amendment and directing the Rights Agent to enter into this Amendment;

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.    Effect of Amendment.    Except as expressly provided herein, the Rights Agreement shall be and remain in full force and effect.

2.    Capitalized Terms.    All capitalized, undefined terms used in this Amendment shall have the meanings assigned thereto in the Rights Agreement.

3.    Removal of Certain Definitions.    The definitions for “Purchase Agreement”, “Initial Shares”, “Warrant”, “Investor’s Rights Agreement” and “Investor” contained in Section 1 of the Rights Agreement shall be removed from the Rights Agreement and shall have no further force or effect.

4.    Supplement to Definitions.    The definitions contained in Section 1 of the Rights Agreement shall be supplemented by adding the following subsections (gg) through (pp) to Section 1 of the Rights Agreement:

“(gg)    “Exchange Offer” shall mean the offer by the Company to exchange all of the Company’s outstanding Notes for the Restructuring Shares.

(hh)    “Financial Restructuring” shall mean the financial restructuring of the Company’s debt and equity securities pursuant to either the Recapitalization Plan or the Prepackaged Plan of Reorganization.

(ii)    “Noteholder” shall mean a holder of Notes and any of its permitted assigns.

(jj)    “Notes” shall mean the Company’s 5% Convertible Subordinated Notes due 2007.

(kk)    “Prepackaged Plan of Reorganization” shall mean the in-court restructuring under Chapter 11 of the United States Bankruptcy Code, Title 11 of the United States Code, approved by the Company’s Board of Directors.

(ll)    “Recapitalization Plan” shall mean the Company’s out-of-court restructuring consisting, in part, of (i) the Exchange Offer, (ii) the Reverse Stock Split, and (iii) the issuance of the Restructuring Warrants.

(mm)    “Restructuring Shares” shall mean up to 47,500,000 shares of Common Stock issuable to holders of Notes pursuant to the Financial Restructuring.

(nn)    “Restructuring Warrants” shall mean two series of warrants to purchase the Restructuring Warrant Shares to be issued to the Company’s existing stockholders, on a pro rata basis, in connection with the implementation of the Financial Restructuring.

(oo)    “Restructuring Warrant Shares” shall mean up to an aggregate of 5,401,662 shares of Common Stock issuable upon exercise of the Restructuring Warrants.

(pp)    “Reverse Stock Split” shall mean the 73.3925456:1 reverse stock split of all outstanding shares of Common Stock to be made in connection with the Financial Restructuring.”

5.    Amendment to Section 1(a).    Section 1(a) of the Rights Agreement is hereby amended in its entirety to read as follows:

“(a)  “Acquiring Person” shall mean any Person (as such term is hereinafter defined) who or which shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the shares of Common Stock then outstanding, but shall not include an Exempt Person (as such term is hereinafter defined); provided, however, that (i) if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person” became the Beneficial Owner of a number of shares of Common Stock such that the Person would otherwise qualify as an “Acquiring Person” inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of Common Stock that would otherwise cause such Person to be an “Acquiring Person” or (B) such Person was aware of the extent of its Beneficial Ownership of Common Stock but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement) and without any intention of changing or influencing control of the Company, then such Person shall not be deemed to be or to have become an “Acquiring Person” for any purposes of this Agreement unless and until such Person shall have failed to divest itself, as soon as practicable (as determined, in good faith, by the Board of Directors of the Company), of Beneficial Ownership of a sufficient number of shares of Common Stock so that such Person would no longer otherwise qualify as an “Acquiring Person”; (ii) if, as of the date hereof or prior to the first public announcement of the adoption of this Agreement, any Person is or becomes the Beneficial Owner of 15% or more of the shares of Common Stock outstanding, such Person shall not be deemed to be or to become an “Acquiring Person” unless and until such time as such Person shall, after the first public announcement of the adoption of this Agreement, become the Beneficial Owner of additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), unless, upon becoming the Beneficial Owner of such additional shares of Common Stock, such Person is not then the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding; and (iii) no Person shall become an “Acquiring Person” as the result of an acquisition of shares of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares of Common Stock beneficially owned by such Person to 15% or more of the shares of Common Stock then outstanding, provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding by reason of such share acquisitions by the Company and shall thereafter become the Beneficial Owner of any additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), then such Person shall be deemed to be an “Acquiring Person” unless upon becoming the Beneficial Owner of such additional shares of Common Stock such Person does not beneficially own 15% or more of the shares of Common Stock then outstanding. Notwithstanding any of the foregoing, no Noteholder nor any of its Affiliates or Associates shall be deemed to be or to have become an “Acquiring Person” solely on account of the acquisition or Beneficial Ownership of Restructuring Shares, Restructuring Warrants or Restructuring Warrant Shares in connection with the Financial Restructuring pursuant to the Recapitalization Plan or the Prepackaged Plan of Reorganization; provided, however, that in the event any Noteholder or any of its Affiliates or Associates shall become the Beneficial Owner of any additional shares of Common Stock (other than by acquisition of Restructuring Shares, Restructuring Warrants or Restructuring Warrant Shares, pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), then any such Noteholder and its Affiliates and Associates shall be deemed to be “Acquiring Persons” unless upon becoming the Beneficial Owner of such additional shares of Common Stock, such Noteholder and its Affiliates and Associates do not beneficially own 15% or more of the shares of Common Stock then outstanding (including, without limitation, for purposes of this calculation, all Restructuring Shares, Restructuring Warrants or Restructuring Warrant Shares acquired in connection with the Financial Restructuring). For all purposes of this Agreement, any calculation of the number of shares of Common Stock outstanding at any particular time, including for purposes of determining the particular percentage of such outstanding shares of Common Stock of which any Person is the Beneficial Owner, shall be made in accordance with the last sentence of Rule 13d-3(d)(1)(i) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as in effect on the date hereof.”

6.    Amendment to Section 11(n).    Section 11(n) of the Rights Agreement is hereby amended in its entirety to read as follows:

“(n)  Anything in this Agreement to the contrary notwithstanding, in the event that at any time after the date of this Agreement and prior to the Distribution Date, the Company shall (i) declare and pay any dividend on the Common Stock payable in Common Stock or (ii) effect a subdivision, combination or consolidation of the Common Stock (by reclassification or otherwise than by payment of a dividend payable in Common Stock) into a greater or lesser number of shares of Common Stock, then, in each such case, the number of Rights associated with each share of Common Stock then outstanding, or issued or delivered thereafter, shall be proportionately adjusted so that the number of Rights thereafter associated with each share of Common Stock following any such event shall equal the result obtained by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event by a fraction the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of shares of Common Stock outstanding immediately following the occurrence of such event; provided, however, that no adjustment shall be made to the number of Rights associated with each share of Common Stock as a result of the Reverse Stock Split effected in connection with the Financial Restructuring.”

7.    Effective Date.    This Amendment shall be effective immediately prior to the earlier of (i) the commencement of the Exchange Offer or (ii) the filing of the Prepackaged Plan of Reorganization with a bankruptcy court.

8.    Governing Law.    This Amendment shall be governed by, construed and enforced in accordance with the laws of the State of Delaware without reference to the conflicts or choice of law principles thereof.

9.    Counterparts.    This Amendment may be executed in separate counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument.

10.    Fax Transmission.    A facsimile, telecopy or other reproduction of this Amendment may be executed by one or more parties hereto, and an executed copy of this Amendment may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of the Amendment as well as any facsimile, telecopy or other reproduction thereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company and the Rights Agent have caused this Amendment to be duly executed as of the day first above written.

REDBACK NETWORKS INC.

By:	/s/ THOMAS L. CRONAN III

Name:	Thomas L. Cronan III
Title:	Senior Vice President of Finance and Administration and Chief Financial Officer

US STOCK TRANSFER CORPORATION as Rights Agent

By:	/s/ WILLIAM GARZA

Name:	William Garza
Title:	Vice President

[Signature Page to Second Amendment to the Rights Agreement]